SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL:03-5511-5111 TLX J24308

File No. 82-34775

July 1, 2004

04035530

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated July 1, 2004 (Attached hereto as Exhibit A-1)

B. Japanese Language Documents

(1) Press release dated July 1, 2004
(English Translation attached hereto as Exhibit B-1, the same as A-1)

Very truly yours,

Shinsei Bank, Limited

By:
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

dlw 7/16

Exhibit A - 1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Thursday, July 1, 2004) -- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 24, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	July 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	9,455 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	9,455,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	684,000 yen per 1 Stock Acquisition Right (684 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding July 1, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	6,467,220,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	342 yen per share

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders : May 28, 2004
(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004
(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505

Exhibit B - 1

INFORMATION

SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, Uchisaiwaicho 2-Chome, Chiyoda-ku, Tokyo 100-8501 Japan
TEL: 03-5511-5111

For Immediate Release

Company Name: Shinsei Bank, Limited
Name of representative: Masamoto Yashiro
Chairman and CEO
(Code: 8303 TSE First Section)

Shinsei Bank Announces Details of Stock Acquisition Rights of Stock Options

Tokyo (Thursday, July 1, 2004) -- Shinsei Bank, Limited (the "Bank") announced that details of Stock Acquisition Rights based on the resolution of its Board of Directors meeting held on June 24, 2004 were determined today. The details are as follows:

1.	Issue date of Stock Acquisition Rights:	July 1, 2004
2.	Total number of Stock Acquisition Rights to be issued:	9,455 (if Stock Acquisition Rights are retired due to the occurrence of any of their retirement events, the number of Stock Acquisition Rights will be reduced)
3.	Class and number of shares that can be purchased through the exercise of Stock Acquisition Rights:	9,455,000 common shares of the Bank (number of shares that can be purchased through the exercise of 1 Stock Acquisition Right: 1,000)
4.	Amount payable when exercising Stock Acquisition Rights:	684,000 yen per 1 Stock Acquisition Right (684 yen per share)
	The payment amount shall be the amount calculated by multiplying the average value of the closing price of the Bank's common shares at the Tokyo Stock Exchange in the ten trading days immediately preceding July 1, 2004 and 1.01 and the number of shares that can be purchased through the exercise of 1 Stock Acquisition Right.	
5.	Total value of shares to be issued or transferred through the exercise of Stock Acquisition Rights:	6,467,220,000 yen
6.	Amount capitalized when issuing shares through the exercise of Stock Acquisition Rights:	342 yen per share

【Reference】

(1) Resolution date of the Board of Directors meeting for the submission to the Annual General Meeting of Shareholders : May 28, 2004

(2) Resolution date of the Annual General Meeting of Shareholders: June 24, 2004

(3) Exercise Period of Stock Acquisition Rights: From July 1, 2006 to June 23, 2014

For further information, please contact:
Yoshihide Nakagawa or Yasuhiro Fujiki
Corporate Communications Division, Shinsei Bank, Limited
Tel: (+81) 3-5511-5013
Fax: (+81) 3-5511-5505